January 22, 2015

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Variable Insurance Trust

CIK 0000792359

(File No. 811-04642)

Ladies and Gentlemen:

Pursuant to the Securities Exchange Act of 1934, as amended, and Rule 14a-6 thereunder, enclosed for filing electronically is the definitive proxy statement on Schedule 14A of Virtus Variable Insurance Trust.

In addition, set forth below is an additional oral comment received from Keith Gregory on January 21, 2015 and the Trust’s response thereto:

Comment: As discussed in response to the Registrant’s correspondence filing on EDGAR on January 21, 2015, please provide a further explanation of the meaning of a plurality of the votes cast. Please confirm that the disclosure is consistent with the content of the Trust’s charter documents.

Response: The Registrant confirms that the Trust’s Agreement and Declaration of Trust states that “a plurality of the Shares voted shall elect a Trustee.” Further disclosure has been added to the proxy statement to clarify the effect of a plurality vote to elect the Trustees.

In connection with this filing, the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or comments with respect to the filing referenced above may be directed to the undersigned at (202) 775-1227.

Very truly yours,

/s/ Arie Heijkoop, Jr.
Arie Heijkoop, Jr.

Enclosures

cc:	Jennifer S. Fromm, Esq. Stacy H. Louizos, Esq.